Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

May 24, 2021

Mr. Eric Atallah

Mr. Brian Cascio

Ms. Abby Adams

Mr. Chris Edwards

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Therapeutics Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed May 3, 2021 File No. 333-254600

Dear Mr. Atallah, Mr. Cascio, Ms. Adams and Mr. Edwards:

This letter is confidentially submitted on behalf of Therapeutics Acquisition Corp. d/b/a Research Alliance Corp. I (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4, filed on May 3, 2021 (the “First Amended Registration Statement”), as set forth in the Staff’s letter dated May 19, 2021 to Matthew Hammond, the Company’s Chief Financial Officer (this “Comment Letter”). The Company is concurrently filing its Amendment No. 2 to Registration Statement on Form S-4 (the “Second Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of this Comment Letter has been reproduced and italicized herein with the response below the numbered comment. Unless otherwise indicated, the page reference in the description of the Staff’s comment refers to the First Amended Registration Statement, and the page reference in the response refers to the Second Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Second Amended Registration Statement. The response provided herein is based upon information provided to Goodwin Procter LLP by the Company.

Registration Statement on Form S-4 filed May 3, 2021

Cover Page

1.	You deleted "Form S-4" from the cover page of the registration statement. Please revise the cover page to correctly identify the registration statement as a Form S-4.

Response to Comment No. 1: The Company respectfully advises the Staff that it has revised the cover page of the Second Amended Registration Statement to include “Form S-4,” in response to the Staff’s comment.

Mr. Atallah

Mr. Cascio

Ms. Adams

Mr. Edwards

U.S. Securities and Exchange Commission

May 24, 2021

Questions and Answers for Stockholders of RACA
What conditions must be satisfied to complete the Business Combination, page 8

2.	We reissue comment 2. Revise the Q&A on page 8 to disclose which of the most material conditions of the merger are able to be waived, such as, for example, the condition that Nasdaq approve the listing of New POINT shares. Revise the risk factor on page 82 to describe the risks to shareholders if RACA or POINT waive the "certain material conditions" you contemplated when you drafted the risk factor and go forward with the transaction without re-soliciting shareholder approval. Describe what kinds of conditions could be waived in that circumstance and the negative effects it could have.

Response to Comment No. 2: The Company respectfully advises the Staff that it has revised the disclosure on page 8 in the Second Amended Registration Statement in response to the Staff’s comment to provide further information about the Closing conditions which may be waived and the risks associated with any such waiver.

Summary of the Proxy Statement/Prospectus, page 18

3.	We reissue comment 3. You revised the disclosure to state that you "presented the clinical data published by Dr. Baum to the U.S. Food and Drug Administration (the “FDA”), as evidence of safety and efficacy of 177Lu-PSMA-I&T and as the basis for starting a Phase 3 clinical trial" on page 19," and then describe "exceeding pre-specified success thresholds." Because FDA approval is dependent on the agency making a formal determination that a drug is safe and effective, it is premature for you to describe your clinical stage product as safe and effective, or that the results of any of your trials demonstrated or established safety or efficacy. Please remove or revise these statements and statements suggesting safety and efficacy. In the Business section, you may present objective data resulting from your trials without including conclusions related to efficacy.

Response to Comment No. 3: The Company respectfully advises the Staff that it has further revised the disclosures on pages 19, 21 and 169 and elsewhere in the Second Amended Registration Statement to remove references that suggested demonstrated or established safety or efficacy or “positive” or “encouraging” results in response to the Staff’s comment.

Risk Factors
Risks Related to POINT’s Reliance on Third Parties, page 46

4.	We reissue comment 5. We note you removed the "substantially dependent" language from the second risk factor in this section. The disclosure in the first risk factor in this section ("While POINT is constructing its own manufacturing facility . . .. ") does not appear to reconcile fully with the response to comment 5. In particular, the risk factor discloses that the company may not be able to "enter into an agreement with a different contract manufacturer . . . on reasonable terms, if at all." The response to the comment indicates that there would be no material impact in any transition. To the extent that you only addressed the second risk factor in this section in your response, please also provide your analysis regarding the suppliers addressed in the first risk factor.

Mr. Atallah

Mr. Cascio

Ms. Adams

Mr. Edwards

U.S. Securities and Exchange Commission

May 24, 2021

Response to Comment No. 4: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to clarify the first risk factor in this section on page 47 of the Second Amended Registration Statement. The Company does note that in its original response it did not indicate that there would be no material impact in any transition. The Company specifically stated that such a transition could be potentially disruptive in the short-term and as a result believes this risk is applicable. In addition, the Company did file the CPDC Clinical Supply Agreement as a material agreement in the First Amended Registration Statement because that agreement includes technical skills and technology and would be more difficult to replace. Thus the risk factor has been revised to indicate that some of these risks are more specifically related to the CPDC Clinical Supply Agreement.

Background to the Business Combination, page 103

5.	We reissue comment 7 in full. Substantially revise your disclosure as requested in our prior comment. The following are examples of ways in which your disclosure should be expanded:

•	Move the discussion of alternative potential combination targets to the "timeline of the transaction" section, or merge the background and timeline sections so they form a coherent narrative of the process without unnecessary repetition;

•	At the top of page 103, describe and disclose the number of "several potential business combination targets" with whom "RACA engaged in extensive due diligence and multiple detailed discussions directly with senior executives and/or stockholders";

•	Disclose the dates you entered into confidentiality agreements with POINT; and

•	Disclose what was discussed regarding "the status of other potential target companies" at the October 28, 2020 board meeting.

Response to Comment No. 5: The Company respectfully advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages 104 through 106 of the Second Amended Registration Statement to provide a more coherent narrative of the transaction timeline, and as a result of such review it has removed reference to the October 28, 2020 Board meeting because the Company does not believe that reference to this specific Board meeting is material to an Investor’s understanding of the Background to the Business Combination, and made the overall section confusing. The Company further respectfully notes for the Staff that it had included certain information requested by this comment in its First Amended Registration Statement, such as the date that the Company had entered into the confidentiality agreement the POINT, but has moved this information up closer to the beginning of this section in response to the Staff’s comment.

Mr. Atallah

Mr. Cascio

Ms. Adams

Mr. Edwards

U.S. Securities and Exchange Commission

May 24, 2021

6.	We reissue comment 8. In this section, the narrative shifts from what RACA's management was doing to pursue a combination, to RA Capital participating in discussions with POINT's financial advisor, without any explanation. To the extent this November 5, 2020 contact between POINT's financial advisor and RA Capital were actions on POINT's behalf to raise capital, independent of RACA's search for a business combination target, revise to clarify. To the extent this or some other scenario yet to be disclosed is what led the parties together, further clarify how the December 28, 2020 meeting between Messrs. Hammond, Simson and the POINT management team and Board came to be, and whether this was the first contact with anyone from RACA with anyone from POINT.

Response to Comment No. 6: The Company respectfully advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages 104 through 106 of the Second Amended Registration Statement to further clarify that POINT was initially being considered for a financing by RA Capital and later shifted to a potential combination partner for RACA.

7.	We note your revised disclosure in response to comment 9. Please disclose whether POINT provided you with financial projections. If they did, disclose the projections provided to you and explain what consideration the Board gave them in reaching its fairness determination.

Response to Comment No. 7: The Company respectfully advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages 21, 112 and 114 of the Second Amended Registration Statement to clarify other than the cash runway information that it received from POINT, that the Board did not receive or review any financial projections from POINT.

The Board’s Reasons for the Business Combination, page 110

8.	We reissue comment 12. While the Board may not have utilized any financial projections it received from POINT, if it received financial projections, they must be disclosed. You can explain the reasons they were not utilized.

Response to Comment No. 8: The Company respectfully advises the Staff that it has revised the disclosure on pages 21, 112 and 114 of the Second Amended Registration Statement to clarify other than the cash runway information that it received from POINT, that the Board did not receive or review any financial projections from POINT.

9.	We reissue comment 11. Disclose additional information regarding the analyses of the 2020 and 2021 IPOs, including the value attributed to POINT such that demonstrates it falls within the 50th-75th percentile of such IPOs

Response to Comment No. 9: The Company respectfully advises the Staff that it has revised its disclosure on pages 110 and 111 of the Second Amended Registration Statement to add further information regarding the 2020 and 2021 valuations of oncology companies and how POINT’s post deSPAC money-valuation compared to such IPO valuations.

Mr. Atallah

Mr. Cascio

Ms. Adams

Mr. Edwards

U.S. Securities and Exchange Commission

May 24, 2021

10.	We reissue comment 10 to the extent you did not clarify how the initial $565 million valuation offered on January 14, 2021 was determined.

Response to Comment No. 10: The Company respectfully advises the Staff that the Company did specify in the First Amended Registration Statement its rationale for the $565 million, as it explicitly stated:

“This was based on the assessment that POINT should be valued at a discount to Endocyte, Inc. (“Endocyte”) and Advanced Accelerator Applications S.A. (“Advanced Accelerator”), at the time such companies were acquired.”

The Company further advises the Staff that it has revised such disclosure on page 106 to make it clearer that these companies were chosen because each is a formerly publicly-traded company that was developing and/or commercializing radioligand therapies at the time of acquisition.

U.S. Federal Income Tax Considerations, page 134

11.	Please refer to comment 15. In response to our comment you state that you will be providing a tax opinion, and a portion of the tax disclosure was revised to provide a tax opinion for the target shareholders. Tell us whether you plan to further revise this disclosure to address the material U.S. federal tax consequences to shareholders of Therapeutics Acquisition.

Response to Comment No. 11: The Company respectfully advises the Staff that it has further revised the disclosure on pages 135 and 140 in the Second Amended Registration Statement and the tax opinion to address the material U.S. federal tax consequences to shareholders of Therapeutics Acquisition in response to the Staff’s comment.

12.	You refer to U.S. POINT shareholders as receiving New POINT and RACA shares as a result of the business combination at different points in the disclosure beginning on page. See, for example, the bullet points on page 141. Please clarify.

Response to Comment No. 12: The Company respectfully advises the Staff that it has revised the disclosure on pages 135 through 143 in the Second Amended Registration Statement to clarify that the shareholders are receiving New POINT shares as a result of the business combination in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

Note 2 - Pro Forma Adjustments and Assumptions Related to the Business Combination

N) Transaction costs, page 151

Mr. Atallah

Mr. Cascio

Ms. Adams

Mr. Edwards

U.S. Securities and Exchange Commission

May 24, 2021

13.	We note you recorded an adjustment of $1,236,663 for the estimated transaction costs expected to be incurred to complete the Business Combination that are not direct or incremental to the Business Combination. Please revise your disclosure to describe the nature and significant components of this adjustment.

Response to Comment No. 13: The Company respectfully advises that Staff that it has revised the disclosure on pages 150 and 152 in the Second Amended Registration Statement to describe the nature and significant components of this adjustment in response to the Staff’s comment.

Information About POINT
Our Pipeline, page 168

14.	We reissue comment 17. Either expand the graphics at the bottom of page 177 and the top of page 181 so that they are readable, or delete them.

Response to Comment No. 14: The Company respectfully advises the Staff that it has replaced the graphics on pages 181, 183 and 184 in the Second Amended Registration Statement with expanded versions of those provided in the First Amended Registration Statement in response to the Staff’s comment.

Clinical Development and Next Steps, page 179

15.	We reissue comment 19. Clarify that you have disclosed all treatment-related serious adverse events, rather than a portion.

Response to Comment No. 15: The Company respectfully advises the Staff that it has revised the disclosure on page 179 in the Second Amended Registration Statement to clarify that it has disclosed all reported treatment-related serious adverse events in response to the Staff’s comment.

Intellectual Property, page 184

16.	We reissue comment 20. In your comment response you stated that there was one patent each in the United States, Europe, South America, Australia and Chile, but you did not disclose that information in the prospectus.

Response to Comment No. 16: The Company respectfully advises the Staff that it has revised the disclosure on page 188 in the Second Amended Registration Statement to include the locations of each of the patent applications pending in response to the Staff’s comment.

Mr. Atallah

Mr. Cascio

Ms. Adams

Mr. Edwards

U.S. Securities and Exchange Commission

May 24, 2021

License Agreements, page 186

17.	We note your response to comment 22. If the licenses related to PNT2004 and PNT2001 are not material because these products are too early in the development stage to be of import to the company, then you should revise the pipeline to remove PNT2004 and PNT2001. Only products material to the company should be represented in the pipeline table.

Response to Comment No. 17: The Company respectively advises the Staff that it has revised the pipeline table on page 170 to remove PNT2004 and PNT2001 and changed the references to these elsewhere in the Second Amended Registration Statement to development programs in response to the Staff’s comment.

Exhibits

18.	We note the undated proxy card filed as exhibit 99.9. In your next amendment please mark your form of proxy card as preliminary. In addition, please do not file the form of proxy as an exhibit to the registration statement. Refer to Note to paragraph (a)(3) of Exchange Act Rule 14a-4. Finally, revise the form of proxy to identify the names of the director nominees and other information required by Rule 14a-4(b)(2) and to disclose those matters that are conditioned on the approval of other matters. Refer to Rule 14a- 4(a)(3).

Response to Comment No. 18: The Company respectfully advises the Staff that it has removed the form of preliminary proxy card as an exhibit to the Second Amended Registration Statement and has instead attached it as an Appendix. In addition, the Company has revised the proxy card to mark it “preliminary” and to add the other information specified in Rule 14(a)-4(a)(3). The Company further respectfully notes for the Staff that it believes that Rule 14a-4(b)(2) does not apply in this case, as the election of directors is the context of a business combination, which is exempt from Rule 14a-4(b)(2) pursuant to Paragraph 1 of the Instructions to Rule 14a-4(b)(2).

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1879.

Sincerely,

/s/ Laurie A. Burlingame, Esq.

Laurie A. Burlingame, Esq.

cc: Matthew Hammond, Chief Financial Officer, Therapeutics Acquisition Corp.
Dan Espinoza, Esq., Goodwin Procter LLP

Blake Liggio, Esq., Goodwin Procter LLP

Jocelyn Arel, Esq., Goodwin Procter LLP

Jay Knight, Esq., Bass, Berry & Sims PLC

Susan Sidwell, Esq., Bass, Berry & Sims PLC